Exhibit 3i

ARTICLES OF INCORPORATION

(PURSUANT TO NRS CHAPTER 78)

Name of Corporation:	Zander Therapeutics, Inc.
RESIDENT AGENT FOR SERVICE OF PROCESS:	Resident Agents of Nevada,Inc.
Authorized Stock:	Number of Shares with Par Value: 100000000 Par Value $0.0001 Number of Shares without Par Value: 0
Names and Addresses of Board of Directors:	David R Koos 711 Carson Street St 4, Carson City NY 89701
Purpose:	Any Legal Purpose